POINTS INTERNATIONAL LTD.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular (also referred to herein as this "Circular") is furnished in connection with the solicitation of proxies by, or on behalf of, the management of Points International Ltd. (the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Wednesday, May 7, 2008, at 12:00 p.m. (Eastern Standard Time), or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting.  It is expected that solicitation will be primarily by mail.  Proxies also may be solicited personally or by telephone by officers and directors of the Corporation.  The cost of solicitation by or on behalf of the management will be borne by the Corporation.  Except as otherwise stated, the information contained herein is given as at March 19, 2008 and dollar amounts are expressed in Canadian dollars.

To be effective, properly executed forms of proxy must (i) be delivered to Computershare Trust Corporation of Canada, the registrar and transfer agent for the common shares of the Corporation (the "Common Shares"), at Proxy Dept., 9th Floor, 100 University Avenue, Toronto, ON  M5J 2Y1 or to the Secretary of the Corporation at the offices of the Corporation, Nash Building, 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, in either case, at least one day (excluding Saturdays, Sundays and holidays) before the date of the Meeting or any adjournment(s) or postponement(s) thereof, or (ii) be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the commencement thereof.

Appointment of Proxy Holder

The persons named in the enclosed form of proxy are officers and directors of the Corporation and shall represent management at the Meeting.  A shareholder desiring to appoint some other person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting may do so by inserting such other person's name in the blank space provided in the form of proxy.

Exercise of Vote by Proxy

The shares of the Corporation represented by properly executed proxies will be voted or withheld from voting in accordance with the specifications made therein by the registered shareholder on any ballot that may be called for, and will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter.  For the Meeting, the form of proxy affords a shareholder an opportunity to specify that the shares registered in his or her name shall be: (i) voted or withheld from voting in the election of directors; (ii) voted or withheld from voting on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors; and (iii) voted for or against the proposed amendments to the Corporation's stock option plan.

In respect of proxies in which registered shareholders have failed to specify that the proxy nominees are required to (i) vote or withhold from voting in the election of directors, (ii) vote or withhold from voting in the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, or (iii) vote for or against the proposed amendments to the Corporation's stock option plan, the shares represented by proxies in favour of management nominees will be voted in favour of such matters.

The form of proxy also confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.  Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the foregoing Notice of Annual Meeting of Shareholders.  However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management nominees will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxy nominee.

Revocation of Proxies

Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by a shareholder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the offices of Computershare Trust Corporation of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Quorum and Record Date

The presence of at least five shareholders holding or representing by proxy not less than 15% of the total number of the issued shares of the Corporation entitled to vote at the Meeting is required to constitute a quorum at the Meeting. The board of directors of the Corporation (the "Board") has fixed March 24, 2008 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of a shareholder to receive notice of the Meeting does not deprive such shareholder of the right to vote at the Meeting.

Voting Shares and Principal Holders Thereof

As at March 19, 2008, the only persons who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation, are (i) Points Investments, Inc., an affiliate of IAC/InterActiveCorp, as holder of the Series Two Preferred Share and the Series Four Preferred Share representing 100% of each such series and (ii) Sprott Asset Management Inc. as holder of 12,523,100 common shares representing approximately 10.4% of the outstanding common shares.  The information with respect to Sprott Asset Management Inc., not being within the knowledge of the Corporation or its directors or officers, is based on filings made with Canadian and US securities regulators on March 10, 2008 and is given as at February 29, 2008.

The holders of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of the Corporation otherwise specify.  The holders of Common Shares are entitled to cast one vote per share and a holder of the Series Two Preferred Share and the Series Four Preferred Share is entitled to cast that number of votes, in aggregate, equal to the lesser of (i) 33,056,370 and (ii) 19.9% of the total number of votes that may be cast at the Meeting.  As at March 19, 2008, the holder of the Series Two Preferred Share and the Series Four Preferred Share was entitled to cast, in aggregate, up to 29,852,715 votes, representing 19.9% of the total votes that may be cast at the Meeting.  Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Common Shares, the Series Two Preferred Share and the Series Four Preferred Share held by persons present in person or by proxy, voting together as a single class.

As at March 19, 2008, the only person who, to the knowledge of the Corporation, its directors or officers, owns beneficially, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of the voting securities of the Corporation, is Points Investments, Inc., an affiliate of IAC/InterActiveCorp as holder of both the Series Two Preferred Share and the Series Four Preferred Share.

Beneficial Shareholders

Only registered shareholders or the persons they appoint as their proxy holders are permitted to vote at the Meeting.  A person who beneficially owns shares through an intermediary such as a bank, trust company, securities dealer, broker, trustee or administrator (an "Intermediary") is not a registered shareholder (a "Non-Registered Holder").  In accordance with applicable securities laws, the Corporation distributes copies of its meeting materials to Intermediaries and clearing agencies for distribution to Non-Registered Holders who have not waived the right to receive meeting materials.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will receive a pre-signed form of proxy or a voting instruction form from their Intermediary along with the meeting materials.

Non-Registered Holders receiving a pre-signed proxy, voting instruction form or similar instrument should carefully follow the mailing procedures and signing and returning instructions of their Intermediary to ensure their shares are voted at the Meeting.

Should a Non-Registered Holder receive a form of proxy, voting instruction form or similar instrument and wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder) such Non-Registered Holder should contact his or her Intermediary to determine the steps necessary to accomplish this.

ELECTION OF DIRECTORS

The present term of office of each director will expire immediately prior to the election of directors at the Meeting.  In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until a successor is elected or appointed, is nine, two of whom are to be elected by the holder of the Series Two Preferred Share, voting separately as a series, one of whom is to be elected by the holder of the Series Four Preferred Share, voting separately as a series, and six of whom are to be elected by the holders of the Common Shares, the holder of the Series Two Preferred Share and Series Four Preferred Share, voting together as a single class.  Unless authority to do so is withheld, the shares represented by the proxies in favour of management nominees will be voted in favour of the election of the persons whose names appear below as directors of the Corporation.  Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of the Corporation, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The Board does not have an executive committee; however, the Corporation is required to have an audit committee under the provisions of the Canada Business Corporations Act ("CBCA").

The following table provides certain background information with respect to each nominee for the Board:

Name	Term as	Principal Occupation within the Preceding Five Years	Common
Director Classification	Director	(current and for past five years	Shares
		unless otherwise noted)	Beneficially
Owned[6]
Stephen K. Bannon[1]	Feb. 2007 –	Chairman of the Board of Directors, Genius Products,	Nil
Laguna Beach,	present	Inc, an entertainment industry company that acquired
California		AVMC (May 2005 – Present);
Independent		Vice-Chairman of the Board of Directors, IGE, a service
provider of the massively multiplayer game industry
(Feb. 2006 – Present);
Chief Executive Officer, AVMC, an entertainment
industry company (May 2004 – May 2005); and
Head, Strategic Advisory Services, The Firm, a leading
talent management company in the entertainment and
media industries (Apr. 2002 to Dec. 2003).
Douglas A. Carty[2]	Feb. 2002 –	Commercial Director, North America	135,000
Glen Ellyn, Illinois	present	First Group America (Oct. 2007 – Jan. 2008)
Independent
President & Chief Executive Officer, Laidlaw Education
Services, a transportation company (July 2006 –Oct.
2007);
Executive Vice President and Chief Financial Officer and
other positions, Laidlaw International Ltd., a
transportation company (Jan 2003 – July 2006); and
Senior Vice President, Chief Financial Officer, Atlas Air
Worldwide Holdings Inc., an air cargo company (July
2001 – Dec. 2002).
Christopher Barnard	May 2007 –	President, Points International Ltd. (Feb. 2002 – present)	1,657,593
Toronto, Ontario	present
Insider
T. Robert MacLean[4]	Feb. 2002 –	Chief Executive Officer, Points International Ltd. (Feb.	1,918,000
Toronto, Ontario	present	2002 – present)
Insider
Michael Kestenbaum[2,5]	Aug. 2006	Vice President, Primal Ventures (July 2007 – present);	Nil
New York, New York	– present
Nominee of the Series		Senior Director and other positions, Mergers &
Two Preferred Share		Acquisitions, IAC/InterActiveCorp, an interactive
holder		commerce company (Jan. 2004 – June 2007); and
Independent
Director, Business Development, WhenU, an internet
advertising company (Oct. 2002 – Dec. 2003).

Brian Ladin	Dec. 2006 –	Founder, Delos Investment Management (2008 –	Nil
Dallas, Texas	present	present); and
Independent
Partner and Portfolio Manager, Bonanza Capital Ltd.
(Feb. 2001 – 2007).

Joey Levin[5]	Feb. 2008 –	Senior Vice President, Mergers and Acquisitions and	Nil
New York, New York	present	Finance and other positions, IAC/InterActiveCorp, an
Nominee of the Series		interactive commerce company and other positions (Mar.
Two Preferred Share		2003 – present); and
holder
Analyst, Mergers and Acquisitions, Credit Suisse First
Independent		Boston, a financial institution (July 2001 – Mar. 2003)

Seth Rosenberg	Nov. 2007	President, ReserveAmerica (Aug. 2007 – present); and	Nil
Mississauga, Ontario	– present
Senior Vice President and other positions,
Nominee of the Series		ReserveAmerica (May 2001 – July 2007).
Four Preferred Share
holder
Independent
John W. Thompson[2,3]	Feb. 2002 –	Public company director (Aug. 2000 – present); and	1,552,236
Toronto, Ontario	present	Managing Director, Kensington Capital Partners Limited,
Independent		an investment and advisory firm (Sept. 1999 – Oct. 2003).

Notes:

1

Chairman of the Board.  Member of the Human Resources and Corporate Governance Committee.

2

Member of the Audit Committee; Mr. Carty serves as Chairman.

3

Member of Human Resources and Corporate Governance Committee; Mr. Thompson serves as Chairman.

4

Observer of both the Human Resources and Corporate Governance and Audit Committees.

5

Nominee of Points Investments, Inc., an affiliate of IAC/InterActiveCorp.

6

Individual nominees have furnished information as to securities of the Corporation beneficially owned by them, directly or indirectly, or over which they exercise control or direction.

Corporate Cease Trade Orders or Bankruptcies

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("Canadian").  In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act.  In August of 2001, Mr. Carty was appointed to the position of Chief Financial Officer of Atlas Air Worldwide Holdings Inc. (“Atlas”) and he held this position until January 2003.  Approximately six months after Mr. Carty’s resignation, Atlas filed for Chapter 11 bankruptcy protection from which the company successfully emerged.

EXECUTIVE COMPENSATION

Executive Compensation and Summary Compensation Table for the Financial Year Ended December 31, 2007

The following table sets forth all compensation, for the periods indicated, paid in respect of the Named Executive Officers of the Corporation as of December 31, 2007.  A "Named Executive Officer" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who are serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus for the fiscal year amounted to $150,000 or more, and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year-end:

		Annual Compensation			Long Term Compensation
Name, Principal Position	Fiscal Year	Salary ($)	Bonus [1] ($)	Other Annual Compensation[2] ($)	Securities Under Option[3] (#)	Subsidiary Securities Under Option[4] (#)	All Other Compensation ($)
Robert MacLean, Chief Executive Officer	2007 2006 2005	250,000 250,000 250,000	152,686 – 45,000	– – –	1,285,000 435,000 260,000	– 975,683 975,683	– – –
Christopher Barnard, President	2007 2006 2005	209,473 209,473 209,473	64,128 – 417,500	– – –	1,460,000 635,000 560,000	– 75,000 75,000	– – –
Anthony Lam,[5] Chief Financial Officer	2007 2006 2005	134,375 – –	40,920 – –	– – –	200,000 – –	– – –	– – –
Peter Lockhard,[6] Senior Vice President, Product	2007 2006 2005	190,000 172,000 158,769	58,021 5,000 15,000	– – –	325,000 200,000 150,000	– – –	– – –
Brian Miller,[7] Chief Technology Officer	2007 2006 2005	190,000 130,962 –	58,021 5,000 –	– – –	275,000 150,000 –	– – –	– – –

Notes:

1

Bonuses earned in a fiscal (calendar) year are paid within 12 weeks of year-end in the following fiscal year.

2

Perquisites and other personal benefits for each Named Executive Officer do not exceed the lesser of Cdn. $50,000 or 10% of total annual salary and bonus.

3

Represents options to acquire Common Shares issued under the Stock Option Plan.

4

Represents options to acquire common shares of Points.com Inc., a subsidiary of the Corporation ("Points.com"). The Corporation granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put.  All of the Points.com common shares acquired on exercise of options have been put to the Corporation. The Corporation used a ratio of 2.5039 Common Shares per Points.com common share for this purpose. See “Points.com Inc. Options” table below for additional information.

5

Mr. Lam began employment at the Corporation on April 23, 2007.

6

Mr. Lockhard began employment at the Corporation on January 5, 2005.

7

Mr. Miller began employment at the Corporation April 10, 2006.

Options Granted to Named Executive Officers During the Financial Year Ended December 31, 2007

The following table indicates the options granted during the financial year ended December 31, 2007 to Named Executive Officers:

Name	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year[1]	Average Exercise Price per Common Share ($)[2]	Market Value of Common Shares on the Date Preceding Issuance ($)	Expiration Date
Robert MacLean[3]	850,000	16.4%	1.38	1.12	May 8, 2012
Christopher Barnard[4]	750,000	14.5%	1.40	1.12	May 8, 2012
Christopher Barnard[5]	75,000	1.4%	0.90	0.90	Jan 24, 2012
Peter Lockhard[5]	125,000	2.4%	0.90	0.90	Jan 24, 2012
Anthony Lam[6]	200,000	3.9%	1.12	1.12	May 8, 2012
Brian Miller[5]	125,000	2.4%	0.90	0.90	Jan 24, 2012

Notes:

1

Total options granted to employees includes options granted to directors.

2

Weighted average.

3

The options were granted on May 9, 2007.  200,000 options have an exercise price of $1.232, 166,500 options have an exercise price of $1.40, and 166,500 options have an exercise price of $1.80.  These options vest in equal parts on each of the first, second and third anniversary of the date of grant.  158,500 options have an exercise price of $1.232 and vest upon the achievement of certain performance measures.  158,500 options have an exercise price of $1.232 and vest upon the achievement of certain revenue targets.

4

The options were granted on May 9, 2007.  134,000 options have an exercise price of $1.232, 166,500 options have an exercise price of $1.40, and 166,500 options have an exercise price of $1.80.  These options vest in equal parts on each of the first, second and third anniversary of the date of grant.  141,500 options have an exercise price of $1.232 and vest upon the achievement of certain performance measures.  141,500 options have an exercise price of $1.232 and vest upon the achievement of certain revenue targets.

5

The options were granted on January 25, 2007 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

6

The options were granted on May 9, 2007 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

Aggregate Options Exercised During the Financial Year Ended December 31, 2007 and Financial Year-End Option Values

The following table indicates the options exercised during the financial year ended December 31, 2007 by each of the Named Executive Officers and the value of options unexercised at year-end:

Points International Ltd. Options

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#)	Value of Unexercised In-the-Money Options at Financial Year-End[1] ($)
Robert MacLean	–	–	271,570 Exercisable 1,013,430 Unexercisable	$ 871,335 Exercisable $2,869,372 Unexercisable
Christopher Barnard	–	–	558,280 Exercisable 901,720 Unexercisable	$1,687,143 Exercisable $2,532,313 Unexercisable
Anthony Lam	–	–	Nil Exercisable 200,000 Unexercisable	Nil Exercisable $ 598,000 Unexercisable
Peter Lockhard	–	–	116,665 Exercisable 208,335 Unexercisable	$ 387,161 Exercisable $ 679,089 Unexercisable
Brian Miller	–	–	50,000 Exercisable 225,000 Unexercisable	$ 149,200 Exercisable $ 700,250 Unexercisable

Note:

1

Based upon the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on December 31, 2007 of $4.11 per Common Share.

The following table indicates the Points.com options and related put rights exercised during the financial year ended December 31, 2007 by each of the Named Executive Officers.  There are no further Points.com options or related put rights outstanding:

Points.com Inc. Options1

	Points.com	Corporation
	Common	Common
	Shares	Shares				Value of Unexercised In-
	Acquired	Acquired on	Aggregate	Unexercised Points.com		the-Money Points.com
	on Exercise	Exercise of	Value	Inc. Options at Financial		Inc. Options at Financial
	of Options	Put Right	Realized	Year End		Year End
Name	(#)	(#)	($)	(#)		($)
Robert MacLean	975,683	2,443,014	$2,606,172	Nil	Exercisable	Nil	Exercisable
				Nil	Unexercisable	Nil	Unexercisable
Christopher Barnard	75,000	187,793	$183,668	Nil	Exercisable	Nil	Exercisable
				Nil	Unexercisable	Nil	Unexercisable
Anthony Lam	–	–	–	Nil	Exercisable	Nil	Exercisable
				Nil	Unexercisable	Nil	Unexercisable
Peter Lockhard	–	–	–	Nil	Exercisable	Nil	Exercisable
				Nil	Unexercisable	Nil	Unexercisable
Brian Miller	–	–	–	Nil	Exercisable	Nil	Exercisable
				Nil	Unexercisable	Nil	Unexercisable

Notes:

1

The Corporation granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put.  All of the Points.com common shares acquired on exercise of options have been put to the Corporation.  The Corporation used a ratio of 2.5039 Common Shares per Points.com common share for this purpose.

Securities Authorized for Issuance under Equity Compensation Plans (as at December 31, 2007)

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of Common Shares remaining available for future issuance under equity compensation plans (#)
Employee Stock Option Plan[1]	7,202,541	1.17	256,052

Notes:

1

Options issued under the Stock Option Plan are exercisable for Common Shares of the Corporation in accordance with the terms of the plan.  Subsequent to year-end, 35,000 options were granted, 140,815 options were exercised and no options were cancelled.

Compensation of Directors During the Financial Year Ended December 31, 2007

The Corporation compensates directors who are not also executive officers for serving on the Board ("Outside Directors") at a rate of $1,000 per meeting held in person ($500 per meeting held by conference call) and $900 per committee meeting held in person ($450 per meeting held by conference call).  In addition, Outside Directors are paid an annual retainer of $10,000.  The Chairman of the Board is paid an additional annual retainer of $3,000 and the Chairman of each committee is paid an additional annual retainer of $2,000.  Outside Directors are reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings.  Certain directors who are eligible to receive directors' fees have waived their right to receive compensation.  Board members who have waived their right to compensation can, at any time, elect to receive fees for meetings held after notice of such election is made.

The total cash compensation paid to the Outside Directors for 2007 was $52,100.  Directors' fees are paid quarterly, within 30 days of quarter end.  Board members are eligible to participate in the Corporation's stock option plan.  The following table indicates the options granted during the financial year ended December 31, 2007 to Outside Directors:

Name	Common Shares Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year[1]	Average Exercise Price per Common Share ($)[2]	Market Value of Common Shares on the Date Preceding Issuance ($)	Expiration Date
Douglas Carty[3]	100,000	1.9%	1.68	1.68	Aug. 14, 2012
John Thompson[3]	100,000	1.9%	1.68	1.68	Aug. 14, 2012
Stephen Bannon[4]	1,500,000	29.0%	1.31	1.07	Feb. 14, 2012

Notes:

1

Total options granted to employees includes options granted to directors.

2

Weighted average.

3

The options were granted on August 15, 2007 and vest in equal parts on each of the first, second and third anniversary of the date of grant.

4

The options were granted on February 15, 2007 and vest in equal parts on each of the first, second and third anniversary of the date of grant. 1,000,000 options have an exercise price of $1.07 and 500,000 options have an exercise price of $1.80.

Subsequent to year end, no options were exercised by Outside Directors.

Employment Agreements

Robert MacLean, the CEO of the Corporation and all subsidiaries, is employed under an employment agreement made as of April 1, 2005.  Mr. MacLean earned an annual salary of $250,000 in 2007.  The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation.  If the agreement is terminated by the Corporation for reasons other than just cause, Mr. MacLean is entitled to severance pay based on salary plus bonus.  In addition, upon termination for reasons other than just cause, vesting of Mr. MacLean’s stock options shall be accelerated.  The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Christopher Barnard, the Corporation's President, is employed under an employment agreement made as of April 1, 1999, as subsequently amended.  Mr. Barnard earned an annual salary of $209,473 in 2007.  The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation.  If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Barnard is entitled to severance pay based on salary plus bonus. In addition, upon termination for other than just cause, all unvested options held by Mr. Barnard will immediately vest. The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Peter Lockhard, the Corporation’s Senior Vice President, Product, is employed under an employment agreement made as of January 5, 2005, as subsequently amended on January 25, 2007.  Mr. Lockhard earned an annual salary of $190,000 in 2007.  The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation.  If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Lockhard is entitled to severance pay based on salary plus bonus.  In addition, upon termination for reasons other than just cause, vesting of Mr. Lockhard’s stock options shall be accelerated.  The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Brian Miller, the Corporation’s Chief Information Officer, is employed under an employment agreement made as of February 22, 2006.  Mr. Miller earned an annual salary of $190,000 in 2007.  The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation.  If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Miller is entitled to severance pay based on salary plus bonus.  In addition, upon termination for reasons other than just cause, vesting of Mr. Miller’s stock options shall be accelerated.  The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Anthony Lam, the Corporation’s Chief Financial Officer, was employed under an employment agreement made as of April 23, 2007.  Mr. Lam earned an annual salary of $195,000 in 2007.  The employment agreement provides for a compensation package that includes base salary, bonus, benefits and the right to participate in any incentive stock option plan of the Corporation.  If the agreement is terminated by the Corporation for reasons other than just cause, Mr. Lam is entitled to severance pay based on salary plus bonus.  In addition, upon termination for reasons other than just cause, vesting of Mr. Lam’s stock options shall be accelerated.  The agreement also contains provisions related to confidentiality, intellectual property rights, non-solicitation and non-competition.

Directors' and Officers' Liability Insurance

The Corporation and its subsidiary, Points.com, currently maintain directors' and officers' liability insurance in the amount of US$5,000,000 in the aggregate for the term ending September 30, 2008.  The insurer shall pay on behalf of the directors and officers and employees and on behalf of the Corporation for any applicable loss resulting from a claim.  There is a deductible of US$50,000 for each claim where the Corporation or its subsidiaries provides indemnification to a director or officer.  In addition, there is a US$100,000 deductible for any securities-related claims arising against the Corporation.  The aggregate annual premium for the policy is US$54,000.  All costs associated with the premiums are borne by the Corporation.

COMPOSITION OF THE HUMAN RESOURCES
AND CORPORATE GOVERNANCE COMMITTEE

Executive compensation is determined on an annual basis by the Board upon the recommendation of the human resources and corporate governance committee of the Board (the "Human Resources and Corporate Governance Committee").  This committee is comprised of two Independent, Outside Directors of the Corporation: Messrs. Thompson (Chairman) and Bannon. Mr. Eric Korman was replaced as director and member of the committee on January 19, 2007 by Mr. Brendan Ross. Mr. Ross left the board and committee February 15, 2007. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and determines recommended compensation packages for executive officers and the compensation ranges for all employees.

REPORT BY HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE
ON EXECUTIVE COMPENSATION

The Human Resources and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board on compensation paid to executive officers of the Corporation and on the compensation practices of the Corporation.

The Corporation's compensation packages are designed to encourage, compensate and reward the employees of the Corporation on the basis of individual and corporate performance.

The executive compensation system consists of three primary components: salary, short-term incentives and long-term incentives.  It is the intention of the Human Resources and Corporate Governance Committee to design the executive compensation system such that the sum of the three components for an individual will be competitive with median compensation levels for similar positions at comparable companies.  The competitiveness of the compensation structure has been previously determined through a compensation survey at the direction of the Human Resources and Corporate Governance Committee.  In arriving at what constitutes average or above average total compensation, the Human Resources and Corporate Governance Committee exercises its discretion and good judgment and considers, as a reference point, competitive data for issuers in a similar position.  The source data for the comparator are the survey results of an independent survey conducted by a human resources consulting group in a prior year.  Achieving the appropriate level of total compensation for an executive year over year is accomplished primarily by adjusting the amounts of short-term and long-term compensation granted to such executive.

Base Salary

Executives' salaries were benchmarked to comparable public technology companies based in Toronto.  The survey completed indicated that the Corporation compensates its employees at approximately the 50th percentile of the comparable set of companies.  The Human Resources and Corporate Governance Committee will periodically engage an independent consultant to determine whether the Corporation's salary, bonus and stock option compensation are appropriate.

To determine a particular executive officer's compensation, the Human Resources and Corporate Governance Committee will give consideration to the Corporation's performance, personal performance, leadership and achievement of specific annual objectives.  Such specific annual objectives are based on the achievement of financial and non-financial metrics.

Short-Term Compensation Incentives

Executive officers receive a portion of their annual compensation in the form of bonuses.  Each executive officer is eligible to be paid a bonus of up to 40% (and in the case of the CEO, up to 80%) of his or her salary based on the executive's overall contribution and performance and on the Corporation's achievement of certain financial, strategic and operating targets.  With respect to an executive officer's potential bonus, 30% is based on personal objectives and 70% is based on corporate objectives. The personal component of each executive officer’s bonus is based upon meeting personal objectives set in conjunction with the CEO (and in the case of the CEO, the objectives are determined by the Human Resources and Corporate Governance Committee). The corporate objective (70% of the bonus potential) for the executive officers, excluding the CEO, is based solely on achieving an EBITDA target determined by the Board of Directors.  As well, for 2007, the Board approved a “Stretch Bonus Plan” for executives which was based on exceeding the revenue targets as set out in the approved 2007 business plan.  This plan was incremental to the base bonus plan as set out above.  The determination of the CEO’s corporate bonus is described below in “Compensation of the Chief Executive Officer (T. Robert MacLean)”.

Long-Term Compensation Incentives

The Corporation's long-term incentive compensation for executive officers is provided through grants of stock options under the Stock Option Plan.  Participation in the Stock Option Plan is considered to be an important component of compensation in order to focus the interests of executives on the long-term interests of the shareholders.  The Board administers the Stock Option Plan subject to option guidelines and recommendations developed by the Human Resources and Corporate Governance Committee.  The number of stock options granted is based on each executive's responsibility and personal performance, and takes into consideration the number and terms of stock options that have been previously granted to that executive.

Compensation of the Chief Executive Officer (T. Robert MacLean)

Mr. MacLean's compensation is determined in the same fashion as all other executive officers of the Corporation and consists of base salary, bonus and stock options as determined by the Human Resources and Corporate Governance Committee.  In 2007, he was paid a base salary of $250,000.  In 2007, Mr. MacLean received a bonus of $152,686.  Mr. MacLean's maximum target bonus was $200,000 or 80% of his base salary.  The determination of the bonus would have been based on individual performance and, as described above in “Short-Term Compensation Incentives,” the corporate portion of the bonus is based upon meeting financial targets as determined by the Human Resources and Corporate Governance Committee, including EBITDA, and in the case of the “Stretch Bonus Plan”, achieving revenue in excess of what was set out in the approved 2007 business plan.  Mr. MacLean was granted 850,000 employee stock options with a weighted average exercise price of $1.38 per Common Share.  In 2007, the Human Resources and Corporate Governance Committee made use of a benchmark study performed in a prior year to determine the Chief Executive Officer's salary and bonus.

The report was presented by Messrs. Thompson and Bannon.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for the Common Shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of $100 on January 1, 2003.

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 30, 2005	Dec. 29, 2006	Dec. 31, 2007
Points International Ltd. Share Price[1]	$0.35	$1.00	$0.94	$1.03	$0.74	$4.11
Points International Ltd. Common Shares	100.0	285.7	268.6	294.3	211.4	1,174.3
S&P/TSX Small Cap Index	100.0	133.0	140.8	153.3	163.6	158.8
S&P/TSX Composite Index	100.0	124.3	139.8	170.4	195.2	209.1

Note:

1

Indexed return to calculate the relative performance.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS

To the knowledge of the Corporation, as at the date of this Circular and during the Corporation's most recently completed financial year, no director, proposed nominee for election as a director or officer of the Corporation (or any associate of such individual) was indebted to (i) the Corporation or any of its subsidiaries, or (ii) any other entity which is, or at any time during the Corporation's financial year ended December 31, 2007 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

A description of the Corporation's approach to corporate governance is set forth in Schedule A, which is cross-referenced to the requirements of National Instrument 58-101.

AMENDMENTS TO STOCK OPTION PLAN

The Corporation maintains a stock option plan (the "Option Plan"), the purpose of which is to provide certain directors, officers and other key employees ("Participants") with an increased incentive to contribute to the future success and prosperity of the Corporation.  The Board and management believe that the Option Plan and the incentive provided thereby is an important tool in enhancing the value of the Corporation for the benefit of all shareholders and increases the ability of the Corporation to attract and retain individuals of exceptional skill.

At present, the maximum number of common shares issuable under the Option Plan is 14,058,406.  The total number of common shares issuable pursuant to outstanding options is 7,096,726, representing 5.9% of the outstanding common shares.  In addition, there remains an additional 221,052 common shares, representing 0.2% of the outstanding common shares, reserved for future option grants.  To date, a total of 6,740,628 common shares, representing 5.6% of the outstanding common shares, have been issued pursuant to the Option Plan.  No one person is entitled to receive options representing more than 5% of the outstanding common shares.  In addition, the number of common shares under options to insiders or issuable to insiders within any one year period cannot exceed 10% of the outstanding Common Shares.

The maximum term of each option granted under the Option Plan is ten years and, in practice, the Board has typically set a five year term.  The typical vesting schedule is set so that one third of the option grant vests on each of the first three anniversaries of the option grant date; however, in exceptional circumstances the Board has set different vesting periods or conditions including performance based vesting conditions.  Options grated to certain executive officers vest immediately upon a change of control of the Corporation.  The exercise price of each option is determined based on the closing price of the common shares on the TSX on the business day preceding the date of the grant of the option.

Generally, where an employee that is terminated for cause or voluntarily resigns, their options terminate immediately upon the termination of the employment.  In most other circumstances, a Participant's options will terminate 90 days after ceasing to be an officer, director, employee or service provider.  Options may not be assigned or transferred and, except in the case of the death of a Participant, are exercisable only by the Participant.  The Board may amend or discontinue the Option Plan at any time without the consent of the Participants.  Any amendment of the Option Plan will require the prior approval of the TSX and will also require shareholder approval.

Consistent with good corporate governance practices, in late 2007 and early 2008 management and the Board undertook a review of the Option Plan with a view to ensuring that the Option Plan (i) met the most current regulatory standards and the rules of the TSX, and (ii) provided the Board with the appropriate flexibility to best achieve the intended benefits to the Corporation, its shareholders and the participants under the Option Plan.  As a result of this review, a number of necessary or desirable amendments to the Option Plan were identified.  On March 19, 2008, the Board passed a resolution, subject to regulatory and shareholder approvals, to amend the Option Plan as set out below. The TSX has given its approval of these amendments, subject only to obtaining shareholder approval. The complete text of the Option Plan, reflecting all proposed amendments, is attached hereto as Schedule D.

Amendment procedures

Historically, the TSX required shareholder approval for a plan or option amendment if the TSX considered the amendment to be material. The TSX now advises that stock option plans should have provisions that outline the type of amendments that require shareholder approval and those that can be made without shareholder approval. The objective of this rule change is to allow shareholders to determine the types of plan or option amendments that require shareholder approval before a company can make them.  If an option plan does not have amendment procedures, then every amendment, even of a minor housekeeping nature, will require specific shareholder approval.

It is proposed that the Option Plan be amended to specifically delineate types of amendments to the Option Plan that will, in the future, require or not require specific shareholder approval.  Specifically, the proposed amendment procedures would require shareholder approval prior to the following changes to the Option Plan or options granted under it:

•

increasing the number of common shares that can be issued under the Option Plan;

•

reducing the strike price of an outstanding option (including a cancellation and re-grant of an option, constituting a reduction of the exercise price of an option);

•

amending the Option Plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the Option Plan;

•

changing the provisions relating to the transferability of options except if the transfer is for normal estate settlement purposes; and

•

extending the term of an option held by an insider.

Other than the foregoing, the Board would have the flexibility to make amendments to the Option Plan without shareholder approval.  Examples of the types of changes to the Option Plan or options granted under it that could be made without future shareholder approval include:

•

amending the process by which an optionee who wishes to exercise his or her option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

•

amending the identity of the Option Plan participants (i.e., the identity of the persons to whom the options are granted or could be granted);

•

amending the termination provisions for the Option Plan or for an option granted under it as long as the change does not otherwise contravene any other provision of the Option Plan;

•

amending the provisions relating to the effect of termination, cessation or death of an optionee on the right to exercise options;

•

adding a cashless exercise feature, payable in cash or securities;

•

proceeding with housekeeping changes (such as a change to correct an immaterial inconsistency or clerical error or omission or a change to update an administrative provision); and

•

proceeding with any change deemed necessary or desirable to comply with applicable law or regulatory requirements.

Blackout periods

Securities laws prohibit people from trading in a public company's securities when they have material information about the company that has not yet been released to the public.  For reasons of good corporate governance, and to aid in fostering compliance with such legal requirements, the Corporation maintains an internal policy prohibiting certain employees and directors from buying or selling the Corporation's securities during specific periods ("blackout periods").  For example, a blackout period occurs during a specified period before and after the day that the Corporation announces its quarterly or annual financial results.  A blackout period may also arise during the time that the Corporation has material undisclosed information about an important potential transaction it might be considering.

If a restricted employee or director has undisclosed material information during a blackout period, then the employee or director cannot trade in the Corporation's securities until that information has been publicly disclosed.  The TSX recognizes these blackout periods might, in the case of options, result in an unintended penalty to employees and directors who are prohibited from buying or selling securities of the Corporation during that period because of the  Corporation's internal trading policy.  As a result, the TSX now provides a framework for extending options that would otherwise expire during a blackout period.

It is proposed that the Option Plan be amended to match the TSX framework so that options issued under the Option Plan expire at the later of the expiry date set for the option or, if that date occurs during a blackout period or shortly after it, ten business days after that blackout period ends. This change has no additional dilutive impact on the common shares and no adverse impact on the Corporation or its shareholders.

Exercise prices

The Option Plan currently provides that the exercise price for options be at least equal to the closing price of the common shares on the day before the grant becomes effective.

In line with the Corporation's prudent approach to governance and to the use of options, notably in respect of the process for determining exercise prices, it is proposed that the Option Plan be amended to require that the exercise price of an option will be the higher of the volume weighted average of the trading price per common share of a board lot of common shares traded on the TSX: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of common shares has not been traded on such day, then the closing price for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective.

Increase in issuable common shares

Historically, the Board has maintained a policy of limiting the number of common shares issued and issuable under the Option Plan to no more than approximately 15% of the outstanding common shares.  At present, the maximum number of common shares issuable under the Option Plan is 14,058,406, representing 11.7% of the outstanding common shares.  As described above, after giving effect to previous option grants and exercises, there remains only an additional 221,052 common shares reserved for future option grants.

Management and the Board believe that in order to preserve flexibility for the Corporation in continuing to attract and retain those individuals with the skills and abilities necessary to the future success and prosperity of the Corporation, it is desirable to amend the Option Plan to increase the maximum number of common shares issuable under the Option Plan to 18,000,000.  As a result of this increase, there would be 4,162,646 common shares, representing 3.5% of the outstanding common shares, available for future Option grants.  This increase would continue to respect the historical policy of limiting the number of common shares issued and issuable under the Option Plan to no more than approximately 15% of the outstanding common shares.

Ancillary modifications

Set out below are some other ancillary modifications proposed to be made to the Option Plan:

•

a definition of "insider" and related definitions has been added that conforms with regulatory requirements;

•

the definition of "consultant" has been removed and a definition of "service provider" has been added that conforms with regulatory requirements;

•

the restriction on the number of options issuable to insiders has been further limited by providing that (i) the number of common shares issuable to insiders, at any time, under the option Plan and all security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding common shares and (ii) the number of common shares issued to insiders, within any one year period, under the Option Plan and all security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding common shares;

•

clarifying that where an option is granted with a term less than 10 years that, subject to applicable stock exchange requirements, the Board may extend the term of such option provided that the term may never be extended beyond 10 years; and

•

clarifying that the Board retains the flexibility to accelerate the vesting of any option or any portion thereof at any time, whether on condition or otherwise.

Certain other immaterial amendments of a housekeeping or administrative nature have also been made.

Shareholder approval

The text of the ordinary resolution to be considered at the meeting approving the proposed amendments to the Option Plan is set out in Schedule C.  To take effect, this resolution must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the meeting.  The Board recommends that shareholders vote FOR the approval of the proposed amendments to the Option Plan.

If a shareholder does not specify how their shares are to be voted, the directors named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the meeting according to the Board's recommendations noted in the above paragraph.

APPOINTMENT OF AUDITORS

Management proposes to nominate Deloitte & Touche LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors.  The shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Deloitte & Touche LLP as auditors of the Corporation, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.  Deloitte & Touche LLP recently merged with Mintz & Partners LLP, who have been the auditors of the Corporation since February 2000.

A copy of the financial statements of the Corporation for the fiscal year ended December 31, 2007 has been provided to the shareholders of the Corporation.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2009 annual meeting of shareholders of the Corporation must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before December 10, 2008 to be considered for inclusion in the management proxy circular for the 2009 annual meeting of shareholders.

It is the position of the Corporation that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

ADDITIONAL INFORMATION

The Corporation's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2007.  Information concerning the Corporation's Audit Committee may be found in the Corporation's Annual Information Form under the heading "BOARD COMMITTEES – Audit Committee".  Additional information about the Corporation is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Corporate Secretary of the Corporation at 179 John Street, Suite 800, Toronto, Ontario M5T 1X4, the Corporation will provide to any person, and in the case of a security holder of the Corporation without charge, one copy of:

(a)

the Corporation's most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein;

(b)

the Corporation's most recently filed comparative annual financial statements, together with the report of the Corporation's auditors thereon, and any interim financial statements filed for any period after the end of its most recently completed financial year; and

(c)

the Corporation's Management Information Circular for its most recent annual meeting of shareholders at which directors were elected.

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of the Corporation and to the auditors of the Corporation.

DATED as at March 19, 2008

/s/ Robert MacLean
Robert MacLean
Chief Executive Officer

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101- Disclosure of Corporate Governance Practices is set out below.

The following defined terms are used in this statement of corporate governance practices:

"Board" means the board of directors of the Corporation;

"CEO" means the chief executive officer of the Corporation;

"Chairman" means the chairman of the Board;

"Circular" means the Management Information Circular of the Corporation dated March 19, 2008, to which this statement of corporate governance practices is attached;

"Corporation" means Points International Ltd.; and

"Director" means a director on the Board.

Table of Directors' Relationships to the Corporation

Disclosure Requirement	Corporation Practices
1. Board of Directors
Disclose the identity of directors who are independent.	A majority of our Directors are independent.

Independence has been determined in the case of each director pursuant to the definition of independence in section 1.4 of Multilateral Instrument 52-110 - Audit Committees on the basis that a director has no direct or indirect material relationship with the Corporation that could, in the view of the Board, be reasonably expected to interfere with the exercise of his independent judgment. The Board has informed itself of the relationships between each of the directors and the Corporation and the relationship between IAC/InterActiveCorp and the Corporation. Each of Messrs. Kestenbaum, Rosenberg and Levin have an employment relationship with IAC/InterActiveCorp that does not, in the Board's view, compromise their independence. In view of the fact that IAC/InterActiveCorp is a shareholder of, but does not control the Corporation, and that there are no other relationships between Messrs. Kestenbaum, Rosenberg and Levin and the Corporation, the Board is satisfied that each of them is independent. The following chart details the Board's determination with respect to the independence status of each Director:

Disclosure Requirement	Corporation Practices
Disclose the identity of directors who are not independent, and describe the basis for that determination.	Name	Independent	Not Independent	Reason not Independent
	Stephen Bannon	X
	Douglas A. Carty	X

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.

	Brian Ladin	X
	Christopher Barnard		X	President
	Michael Kestenbaum	X
	T. Robert MacLean		X	Chief Executive Officer
	Joey Levin	X
	Seth Rosenberg	X
	John W. Thompson	X
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The Corporation benefits from the experience many of its Directors gain from serving on boards of other public companies. A list of the public company boards on which each of our Directors serves is included as part of the biographical information provided about each director under Election of Directors on page 3 of this Circular.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the beginning of fiscal year 2007, Mr. Carty presided as the Chairman of the Board. Mr. Lavine presided at meetings where Mr. Carty was not able to attend. In February 2007, Mr. Bannon was elected Chairman of the Board and presided at all such meetings thereafter. In 2007 Board meetings, the independent Directors met two times in these in camera sessions. The Audit Committee and Human Resources and Governance Committee are both comprised solely of independent Directors and hold an in camera session at every meeting. In total, these Board committees held six in camera sessions in 2007.

Disclosure Requirement	Corporation Practices

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Bannon is the Chairman of the Board and is an independent director. His role and responsibilities in this capacity are as follows:

Board Leadership

The Chairman will provide leadership to Directors in discharging their mandate as set out in the Charter, including by:

(a)

leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

(b)

promoting cohesiveness among the Directors; and

(c)

being satisfied that the responsibilities of the Board and its committees are well understood by the Directors.

Relationship with Chief Executive Officer

The Chairman shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chairman shall promote the delivery of information to the Directors on a timely basis to keep the Directors fully apprised of all matters which are material to Directors at all times. The Chairman shall be satisfied that the information requested by any Director is provided and meets the needs of that Director.

Meetings of the Board

In connection with meetings of the Directors, the Chairman shall be responsible for the following:

(a)

scheduling meetings of the Directors;

(b)

coordinating with the chairmen of the committees of the Directors to schedule meetings of the committees;

(c)

ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Corporation;

(d)

setting the agenda for meetings of the Board;

(e)

monitoring the adequacy of materials provided to the Directors by management in connection with the Directors' deliberations;

(f)

ensuring that the Directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

(g)

presiding over meetings of the Directors; and

(h)

encouraging free and open discussion at meetings of the Board.

Disclosure Requirement	Corporation Practices

Meetings of Shareholders

The Chairman shall preside over meetings of the Corporation's shareholders.

Other Responsibilities

The Chairman shall perform such other functions:

(a)

as may be ancillary to the duties and responsibilities described above; and

(b)

as may be delegated to the Chairman by the Board from time to time.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

Attendance Record of Current Directors:

Stephen Bannon – 7 of 7 board meetings

Christopher Barnard – 6 of 6 board meetings

Doug Carty – 9 of 9 board meetings and 4 of 4 committee meetings

Michael Kestenbaum – 9 of 9 board meetings and 4 of 4 committee meetings

Brian Ladin – 9 of 9 board meetings

Rob MacLean – 9 of 9 board meetings

Jason Rapp – 7 of 9 board meetings

Seth Rosenberg – 1 of 1 board meetings

John Thompson – 9 of 9 board meetings and 5 of 8 committee meetings

2. Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached as Schedule B and is posted on the Corporation’s website at: http://www.points.com/static/corporate/Board_Charter.pdf

Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.

Disclosure Requirement	Corporation Practices
3. Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has position descriptions for Chairman and the chair of each board committee.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A position description has also been adopted for the CEO.
4. Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

The Corporation's orientation program helps new Directors contribute effectively to the work of the Board as soon as possible. As part of this program, new Directors receive written materials on the Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of its committees. New Directors also attend meetings with the Chairman and key executives and receive presentations from senior management on all aspects of the Corporation's business. Through this orientation program, new Directors have the opportunity to become familiar with the operations and culture of the organization and the role played by the Board in that context.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Through the Board's continuing education program, Directors are provided with information about the Corporation's business and industry through management presentations, analyst reports and regular business updates from the CEO.

Disclosure Requirement	Corporation Practices
5. Ethical Business Conduct

Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board of directors, the CEO and senior management all believe that it is critical that the Corporation maintain the highest standards of ethical behaviour. Therefore, the Corporation is in the process of establishing a Code of Ethics.

The Corporation currently has a code of business conduct and ethics which was presented to the Human Resources and Governance Committee in the fourth quarter of 2007. It has been approved by the Board of Directors, and it applies to all the Corporation's directors, officers and employees.

Managers will review the policy with their employees each year and all Vice Presidents and above will be required to certify compliance with the policy annually. The policy will require ethical behaviour from employees and encourages employees to report breaches of the policy to their manager. The audit committee of the Corporation is in the process of developing "whistle blower" procedures.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

As part of its written mandate, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Other than as disclosed in the Circular, the Corporation has no contracts or other arrangements in place in which any of its directors or officers have a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and approved by the Board (in each case, without the participation of the director who had the material interest in question).

Disclosure Requirement	Corporation Practices
6. Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

There are currently no plans to recruit new directors. However, recognizing that new directors are periodically required, the Human Resources and Corporate Governance Committee would be charged with the responsibility of determining the competencies and skills each existing director possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit the Corporation.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources and Corporate Governance Committee fulfills the role of a nominating committee and is comprised of independent Directors. The mandate of the Committee is posted on our website at:http://www.points.com/static/corporate/HR_Committee_Charter.pdf.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

If required to recruit a new director, the responsibilities, powers and operation of the Human Resources and Corporate Governance Committee would include the ability to hire an external consultant to assist in the search based upon the Corporation’s needs.

Disclosure Requirement	Corporation Practices
7. Compensation
Describe the process by which the board determines the compensation for the issuer's directors and officers.

In setting the compensation of the Corporation's officers, the Human Resources and Governance Committee targets a median level of compensation for each component in the officer's compensation package (base salary, annual incentives, long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Human Resources and Governance Committee, see the Report by Human Resources and Corporate Governance Committee on Executive Compensation on page 11 of this Circular. Director compensation is set by the Board on the recommendation of the Human Resources and Governance Committee. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources and Governance Committee of the Board is comprised of the following independent Directors: Mr. Thompson (Chairman) and Mr. Bannon. The holder of the Series Four Preferred Share reserves to right to nominate a third member but has not exercised that right since the resignation of Brendan Ross in November 2007.

Disclosure Requirement	Corporation Practices
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Governance Committee considers matters within its mandate and makes recommendations to the full Board. The independent directors approve the CEO's compensation. The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary.

The mandate of the Human Resources and Governance Committee is posted on our website at:

 http://www.points.com/static/corporate/HR_Committee_Charter.pdf.

The Committee's responsibilities include:

  human resources matters;

  executive compensation;

  director compensation;

  succession planning;

  and disclosure and corporate governance.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In 2006, the Corporation purchased the "Watson Wyatt Annual Canadian Salary Survey Executive Compensation Report" which was utilized in determining executive compensation.

Disclosure Requirement	Corporation Practices
8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not applicable.
9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors of the Corporation does not regularly conduct assessments of its individual directors. However, through the role as Chairman, Mr. Bannon will be charged with the responsibility to provide leadership for the Board in the discharging of its mandate, including leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board, promoting cohesiveness among the Directors and being satisfied that the responsibilities of the Board and its committees are well understood by the Directors. See Section 1 "Board of Directors" for additional information regarding the Chairman’s role in determining that its individual Directors are performing effectively.

SCHEDULE B

BOARD OF DIRECTOR’S MANDATE

1.

Mandate

1.1

In adopting this mandate,

(a)

the Board acknowledges that the mandate prescribed for it by the Canada Business Corporations Act ("CBCA") is to manage or supervise the management of Points International's business and affairs and that this mandate includes responsibility for stewardship of Points International;

(b)

the Board explicitly acknowledges responsibility for the stewardship of Points International, as contemplated by the CSA Governance Policy.

2.

Board Membership

2.1

Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points International's articles1 and shall remain subject to such further restrictions as may be set out in the InterActiveCorp (formerly USA Interactive) Investor's Rights Agreement made as of April 11, 2003 with Points International.

2.2

Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy.

2.3

Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected.2

2.4

Vacancy

The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the CBCA.3

2.5

Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.4

1

CBCA – s. 112. Currently the board has 9 directors. In connection with the amendment of the articles and the by-laws of the Company on June 24, 2004 to provide that the size of the Board may be a minimum of 3 and a maximum of 11 directors, the shareholders of the Company adopted a resolution authorizing the Board to determine the number of directors to be elected at each annual meeting.

2

CBCA – s. 106. Note that terms of up to three years are permitted.

3

CBCA – s. 111.

4

CBCA – s. 109 subject to s. 107(g).

3.

Board Chair

3.1

Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non-executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the lead director, if any, shall be responsible for chairing the meeting.

3.2

Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4.

Meetings of the Board

4.1

Quorum

A quorum of the Board shall be a majority of its members or a minimum number of directors required by the Articles5, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.6

4.2

Secretary

The Board shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.7

4.3

Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board;8 provided, however, the Board shall meet at least quarterly. Meetings shall be called on 48 hours' notice.9

4.4

Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.10

5

CBCA – s. 114(2). The by-laws provide for quorum to be not less than the minimum number of directors, which is three.

6

CBCA - s. 114(3). If at least twenty-five per cent of Canadian residents are not present, the Board may still transact business if at least twenty-five per cent of Canadian residents approve the business to be transacted in accordance with CBCA s. 114(4).

7

By-laws – s. 5.1.

8

CBCA – s. 114(1) and (2).

9

By-laws – s. 3.6.

10

Owing to a director’s statutory and common law obligations, including a director’s duty of care, a director cannot appoint someone to vote by proxy on his/her behalf. This limitation applies to other members of the Board given the liabilities which may occur as a result of a director’s failure to meet such obligations.

4.5

Invitees

The Board may invite directors, officers and employees of Points International or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

4.6

Non-Management Sessions

At the conclusion of each meeting of the Board, the non-management directors shall meet without any member of management being present (including any director who is a member of management). No minutes of the non-management sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5.

Outside Advisors

5.1

Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6.

Remuneration of Board Members

6.1

Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as determined by the Human Resources and Corporate Governance Committee.

7.

Duties and Responsibilities of the Board

7.1

Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)

adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c)

the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;

(d)

succession planning (including appointing, training and monitoring senior management);

(e)

adopting a communication policy for the issuer;

(f)

the issuer's internal control and management information systems;

(g)

developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.

(h)

measures for receiving feedback from stakeholders (e.g., the board may wish to establish a process to permit stakeholders to directly contact the independent directors), and

(i)

expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

7.2

Corporate Governance Matters

The Board shall review the disclosure with respect to Points International's of corporate governance as required by the National Instrument 58-101.

7.3

Nomination and Appointment of Directors

(a)

The Board shall nominate individuals for election as directors by the shareholders. The Board shall fill such vacancies on the Board as it is permitted by law to fill.11

(b)

Points Investments, Inc. shall be entitled to nominate and elect three individuals of the Board. Points Investments, Inc. shall fill such vacancies on the Board as it is permitted by law to fill.

7.4

Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.5

Information Flow from Management

The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

7.6

Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer, the President and the senior management team.

7.7

Delegation to Committees

(a)

The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i)

Audit Committee; and

(ii)

Human Resources and Corporate Governance Committee.

(b)

Subject to Points International's articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.12

11

CBCA s. 111.

12

CBCA – s. 115.

(c)

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d)

The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board will also establish a process for all committees of the Board to assess their performance on a regular basis.

7.8

Delegation to Management

(a)

Subject to Points International's articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.13

(b)

In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt a position descriptions for the Non-executive Chair and the Chief Executive Officer along with indicators to measure the Chief Executive Officer's performance.

7.9

Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.10

Financial Statements

The Board shall review and, if appropriate, approve Points International's annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.14

7.11

Compensation Matters

The Board shall:

(a)

Executive Compensation Policy - review the executive compensation policy submitted to it by the Human Resources and Corporate Governance Committee;

(b)

Compensation and Benefits - review and approve, as appropriate:

(i)

the overall structure of Points International's total compensation strategy, including the elements of Points International's annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

(ii)

the range of total compensation of the Chief Executive Officer in light of the performance assessment by the Human Resources and Corporate Governance Committee;

(iii)

the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board;

13

CBCA – s. 121.

14

National Instrument 51-102 (Continuous Disclosure Obligations).

(c)

Organizational Responsibilities - review and approve as appropriate:

(i)

appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments; and

(ii)

the report on Executive Compensation that is required to be included in Points International's management proxy circular; and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.12

Code of Business Conduct

The Board will approve a business code of conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8.

Evaluation of Board Performance and Mandate

8.1

Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

SCHEDULE C

RESOLUTION APPROVING AMENDMENTS TO THE STOCK OPTION PLAN

IT BEING RESOLVED THAT:

the incentive stock option plan (the "Stock Option Plan") of the Corporation be amended and restated in the form set out as Schedule D to the Corporation's Management Information Circular dated March 19, 2008; and

any officer or director of the Corporation be, and is hereby, authorized for and on behalf of the Corporation to execute, deliver, and file such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.

SCHEDULE D

AMENDED AND RESTATED

STOCK OPTION PLAN

May 7, 2008

1.

Purpose of the Plan

The purpose of the Plan is to provide certain directors, officers, key employees and Service Providers of the Corporation (and its Subsidiaries) with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This will provide an increased incentive for these directors, officers, key employees and service providers to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Subsidiaries to attract and retain individuals of exceptional skill.

2.

Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1

"Associate" means:

(a)

any corporation of which an Insider beneficially owns, directly or indirectly, voting securities carrying more than 10 per cent of the voting rights attached to all voting securities of the corporation for the time being outstanding;

(b)

any partner of an Insider;

(c)

any trust or estate in which an Insider has a substantial beneficial interest or as to which an Insider serves as trustee or in a similar capacity;

(d)

any relative of an Insider who resides in the same home as that Insider;

(e)

any person who resides in the same home as an Insider and to whom Insider is married or with whom is living in a conjugal relationship outside marriage; or

(f)

any relative of a person mentioned in clause (e) who has the same home as that person;

2.2

"Board" means the board of directors of the Corporation;

2.3

"Common Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 6 hereof, such other securities or property to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

2.4

"Corporation" means Points International Ltd., and includes any successor corporation thereof;

2.5

"Exchange" means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on such exchange, on such stock exchange in Canada or in the United States on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

2.6

"Insider" means:

(a)

every director or senior officer of the Corporation;

(b)

every director or senior officer of a corporation that is itself an Insider of the Corporation;

(c)

any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10 per cent of the voting rights attached to all voting securities of the Corporation for the time being outstanding other than voting securities held by the person or corporation as underwriter in the course of a distribution;

(d)

the Corporation where it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities; or

(e)

an Associate (as hereinafter defined) of any person who is an Insider by virtue of (a), (b), (c) or (d);

2.7

"Market Value" means the higher of the volume weighted average of the trading price per common share of a board lot of Common Shares traded on the Exchange: (i) on the trading day immediately prior to the grant date, or if at least one board lot of Common Shares has not been traded on such day, then the volume weighted average of the trading price per common share of a board lot of Common Shares for the next preceding day for which at least one board lost was so traded; and (ii) for the last five consecutive trading days ending immediately on the trading day prior to the grant date;

2.8

"Option" means an option to purchase Common Shares granted pursuant to the Plan;

2.9

"Option Price" means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with the provisions of the Plan;

2.10

"Participant" means directors, officers, key employees and Service Providers of the Corporation (and its Subsidiaries) to whom Options are granted and which Options or a portion thereof remain unexercised;

2.11

"Plan" means this Stock Option Plan of the Corporation, as the same may be amended or varied from time to time;

2.12

"Service Provider" means a person or corporation engaged by the Corporation to provide services for an initial, renewable or extended period of 12 months or more; and

2.13

"Subsidiary" means a corporation that is a subsidiary of the Corporation, if any, as such term is defined under subsection 2(4) of the Canada Business Corporations Act, as such provision is from time to time amended, varied or re-enacted.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Board. The Corporation shall effect the grant of Options under the Plan, in accordance with determinations made by the Board pursuant to the provisions of the Plan as to:

(a)

the directors, officers, key employees and Service Providers of the Corporation (and its Subsidiaries) to whom Options will be granted;

(b)

the number of Common Shares which shall be the subject of each Option;

(c)

the vesting provisions, if any, of the Options; and

(d)

the term of the Options,

by the execution and delivery of instruments in writing in form approved by the Board.

3.2

The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation and may, subject to applicable law, delegate its powers hereunder to administer the Plan to a committee of the Board.

4.

Granting of Options

4.1

The Board from time to time may grant Options to certain directors, officers, key employees and Service Providers of the Corporation (or its Subsidiaries). The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time including, without limiting the generality of the foregoing, a condition requiring that a Participant also be a participant in a specified stock purchase plan of the Corporation.

4.2     (a)

Subject to subsections 4.2 (b), (c), (d) and (e) below, Options may be granted on authorized but unissued Common Shares. Subject to adjustment pursuant to section 6.1, the maximum number of Common Shares which may be issued under the Plan is 18,000,000. Common Shares may be issued at any time and from time to time under the Plan. Common Shares in respect of which Options have been granted but which expire unexercised, are cancelled or are otherwise terminated for any reason shall be available for subsequent grants of Options.

(b)

The number of Common Shares issuable to Insiders, at any time, under the Plan and all security-based compensation arrangements of the Corporation, cannot exceed ten per cent (10%) of the issued and outstanding Common Shares; and the number of Common Shares issued to Insiders, within any one year period, under the Plan and all security-based compensation arrangements of the Corporation, cannot exceed ten per cent (10%) of the issued and outstanding Common Shares.

(c)

The number of Common Shares reserved for Options to any one (1) person at any time shall not exceed five per cent (5%) of the outstanding Common Shares.

(d)

The number of Common Shares reserved for Options for any one (1) Insider within a one-year period shall not exceed five per cent (5%) of the outstanding Common Shares.

(e)

The number of Common Shares reserved for Options for Service Providers shall not exceed two per cent (2%) of the outstanding Common Shares at the time the Option is granted.

4.3

The Option Price shall be fixed by the Board at 100% of the Market Value or such higher amount as the Board may determine appropriate.

4.4

At the discretion of the Board, the Option Price may increase, throughout the period or for any part of the period that the Option or a portion thereof remains unexercised, by an amount per annum fixed by the Board at the time the Option is granted.

4.5

An Option must be exercised within a period of 10 years from the date of the granting of the Option (or such lesser period as is permitted under the rules of the applicable stock exchange on which the Common Shares are then listed and posted for trading). The limitation period or periods within this period during which an Option or a portion thereof may be exercised by a Participant shall be determined by the Board. Subject to applicable Exchange requirements the Board may, subsequent to the granting of any Option, extend the term thereof, but in no event shall the term as so extended exceed the maximum period provided for in the first sentence of this section 4.5.

5.

Exercise of Option

5.1

Subject to the provisions of the Plan and the terms of the granting of the Option, an Option or a portion thereof may be exercised from time to time by delivery to the Corporation at its registered office of a notice in writing signed by the Participant or the Participant's legal personal representative and addressed to the Corporation. This notice shall state the intention of the Participant or the Participant's legal personal representative to exercise the said Option or a portion thereof and the number of Common Shares in respect of which the Option is then being exercised. The notice must be accompanied by payment in full of the Option Price for the Common Shares which are the subject of the exercise. From time to time the Board may establish procedures relating to the exercise of Options, including procedures for cashless exercise, including through a registered broker-dealer. No fractional Common Shares shall be issued as the result of exercising an Option.

5.2

Notwithstanding any other provisions of the Plan, if the expiry date of an Option (the "Termination Date") occurs during a period during which an applicable Participant is prohibited from buying or selling securities of the Corporation due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by employees in the Corporation's securities (a "Blackout Period") or within 10 trading days after the expiry of a Blackout Period, then the Termination Date for that Option shall be the date that is the tenth trading day after the expiry date of the Blackout Period. Section 5.2 applies to all Options outstanding at any time under this Plan.

5.3

The Board may, in its discretion, accelerate the vesting of any Option or any portion thereof at any time, whether on condition or otherwise.

6.

Adjustments; Transferability

6.1

Appropriate adjustments in the number of Common Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Common Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the authorized or issued capital of the Corporation, which changes occur subsequent to the approval of the Plan by the Board.

6.2

Options granted to Participants hereunder may not be assigned or transferred otherwise than by will or the laws governing the devolution of property in the event of death and, except in the case of the death or incapacity of a Participant as provided for in section 8, are exercisable only by the Participant to whom the Options have been granted.

7.

Decisions of the Board

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all directors, officers, employees and Service Providers eligible under the provisions of the Plan to participate therein.

8.

Termination of Employment/Death

8.1

An Option, and all rights to purchase Common Shares thereunder, shall expire and terminate immediately upon the termination of the employment of the Participant by the Corporation or any Subsidiary of the Corporation, immediately upon the Participant ceasing to be an officer or a director of the Corporation or any Subsidiary thereof and immediately upon the Participant ceasing to be a Service Provider other than in the circumstances referred to below.

8.2

If, before the expiry of an Option in accordance with the terms thereof:

(a)

in the case of a Participant who is an employee, the employment of the Participant by the Corporation (or by any of its Subsidiaries) shall terminate for any reason whatsoever other than termination for cause or the voluntary resignation of the Participant but including, for greater certainty, termination by reason of the death of the Participant; or

(b)

in the case of a Participant who is an officer, a director or Service Provider of the Corporation or any Subsidiary thereof and not an employee, such officer or director shall cease to be an officer, a director or Service Provider for any reason;

such Option may, subject to the terms thereof and any other terms of the Plan, be exercised at any time within 90 days of the date of termination or conclusion of employment or, where applicable, the date a Participant ceases to be an officer, director or Service Provider.

8.3

The Plan does not confer upon a Participant any right with respect to continuation of employment by the Corporation (or any Subsidiary) nor does it interfere in any way with the right of the Participant or the Corporation (or any Subsidiary) to terminate the Participant's employment at any time.

8.4

Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Corporation or any of its Subsidiaries or where the Participant shall become a non-employee officer or director of, or a Service Provider to, the Corporation or any Subsidiary thereof.

9.

Amendment or Discontinuance of Plan

9.1

The Board may discontinue the Plan at any time without the consent of the Participants.

9.2

Provided that no amendment may have the effect of adversely affecting the existing rights of a Participant under the Plan without his or her consent in writing and that the Board is acting in accordance with the rules and policies of the Exchange, the Board may amend the Plan or any Option outstanding at any time in its absolute discretion without the approval of the shareholders of the Corporation, including but not limited to, to introduce the following:

(a)

a change in the process by which a Participant who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(b)

a change to the identity of the Plan participants (i.e., the identity of the persons to whom the Options are granted or could be granted);

(c)

a change to the termination provisions for the Plan or for an Option so long as the change does not otherwise contravene any other provision of the Plan;

(d)

a change to the terms of the Plan relating to the effect of termination, cessation or death of a Participant on the right to exercise Options;

(e)

a change to provisions on the transferability of Options for normal estate settlement purposes;

(f)

the additional of a cashless exercise feature, payable in cash or securities;

(g)

housekeeping changes (such as a change to correct an immaterial inconsistency or clerical error or omission or a change to update an administrative provision); and

(h)

a change deemed necessary or desirable to comply with applicable law or regulatory requirements.

9.3

Notwithstanding section 9.2, the following amendments to the Plan or to an Option outstanding at any time shall be made only upon requisite approval by the shareholders of the Corporation:

(a)

increasing the number of Common Shares that can be issued under the Plan;

(b)

reducing the strike price of an outstanding Option (including a cancellation and re-grant of an Option, constituting a reduction of the exercise price of an Option);

(c)

amending the Plan to permit the grant of an Option with an expiry date beyond the maximum term allowed under the Plan or amending the applicable period from the expiry date of a Blackout Period to the Termination Date; and

(d)

changing the provisions relating to the transferability of Options except if the transfer is for normal estate settlement purposes;

unless the change results from application of the anti-dilution provisions of the Plan.

10.

Government Regulation

The Corporation's obligation to issue and deliver Common Shares under any Option is subject to:

(a)

the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)

the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c)

the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

11.

Participants' Rights

A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares upon the exercise of an Option or a portion thereof and then only with respect to the Common Shares represented by such certificate or certificates.

12.

Approvals

12.1

The Plan shall be subject to:

(a)

the approval of the shareholders of the Corporation by a resolution at a meeting of the Shareholders of the Corporation; and

(b)

acceptance by the Exchange.

12.2

Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

APPENDIX 1

Stock Option Plan
Regulation #1

For purposes of section 6.1 of the Stock Option Plan, the phrase "or other relevant changes" shall be interpreted to include a transaction whereby the Corporation arranges with or merges into another corporation.  In such circumstance, a Participant will thereafter receive, upon the exercise of an Option, the securities or properties to which a holder of the number of Common Shares then deliverable upon the exercise of the Option would have been entitled upon such arrangement or merger, and the Corporation will take steps in connection with such arrangement or merger as may be necessary to assure that the provisions hereof shall thereafter be applicable, in relation to any securities or property thereafter deliverable upon the exercise of the Option.  A sale of all or substantially all of the assets of the Corporation for consideration, (apart from the assumption of obligations) consisting primarily of securities shall be deemed to be an arrangement or merger for the foregoing purposes.

For purposes of section 8, an incapacity of a Participant where, in the opinion of the Board, as a result of the incapacity the Participant cannot fulfil his or her normal duties with the Corporation shall be treated as a termination without cause under section 8.2.

For purposes of this Regulation #1, all capitalized terms not defined herein shall have the meanings ascribed thereto in the Stock Option Plan.